UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  000-26565

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: November 30, 2002

☐ Transition Report on Form 10-K			☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F			☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: Liberate Technologies
Former name if applicable:
Address of principal executive office (Street and number): 2 Circle Star Way
City, state and zip code: San Carlos, California 94070-6200

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)                                  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)                                 The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)                                  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

☐ Yes ☒ No

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 11-K, Form 20-F, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In October 2002, Liberate Technologies announced that it plans to restate its financial results for its fourth quarter and fiscal year ended May 31, 2002.  Liberate’s Audit Committee, composed of independent outside directors, has retained independent outside counsel to conduct an inquiry, and is working closely with Liberate and PricewaterhouseCoopers, Liberate’s independent auditors, to investigate a number of transactions.  In the course of that investigation, Liberate has discovered facts that call into question the appropriateness and timing of revenue recognition for these transactions.

The Audit Committee is seeking to resolve the matter as soon as possible and is keeping the appropriate regulatory authorities apprised of the progress of the investigation.  Because Liberate’s quarterly report on Form 10-Q for the second quarter of fiscal 2003 incorporates certain elements of its closing fourth quarter balance sheet and its results of operations for the three- and six-month periods ended November 30, 2001, Liberate will not file its quarterly report on Form 10-Q (which was due on January 14, 2003) until the inquiry is complete, and expects to file an amended Annual Report on Form 10-K/A at that time.

The statements above regarding Liberate’s revenue recognition and financial results, the nature and duration of pending reviews, the projected dates by which Liberate will make certain public filings, and any other expectations or anticipated events are “forward-looking” within the meaning of the securities laws and regulations.  These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially.  For example, Liberate may determine that it should make further accounting adjustments for the transaction currently at issue or for additional transactions, which may increase the amount of any necessary restatements or adjustments.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Kent Walker	(650) 701-4000
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic  reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

                We have not filed a quarterly report on Form 10-Q for the quarter ended August 31, 2002.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, we are not able to provide a reasonable estimate of our results of operations for the quarter ended November 30, 2002 or a comparison to the corresponding period of our last fiscal year.  Our Audit Committee is investigating transactions that may change our reported results of operations for a number of quarters in the fiscal year ended May 31, 2002.  As soon as practicable following completion of the investigation, we intend to file an amended Annual Report on Form 10-K/A, quarterly reports on Form 10-Q for the quarters ended August 31, 2002 and November 30, 2002, and any amended quarterly reports on Form 10-Q/A that may be required in connection with the restatement of our financial results for previous quarters.

Liberate Technologies

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2003	By:	/s/ KENT WALKER
	Name:	Kent Walker
	Title:	Chief Financial Officer